Exhibit 99.10
FOR IMMEDIATE RELEASE
NEWS RELEASE
PETROFLOW ENERGY ANNOUNCES PRIVATE PLACEMENT
June 14, 2007 — Calgary, Alberta — Petroflow Energy Ltd. (TSXV: PEF) (“Petroflow”) announces a private placement offering of up to 1,000,000 common shares at a price of $2.10 per common share for aggregate proceeds of up to $2,100,000. Petroflow currently has 24,953,502 shares outstanding. If the private placement financing is fully subscribed, Petroflow will have 25,953,502 common shares issued and outstanding.
For further information, please contact: John Melton, President and Chief Executive Officer at (504) 453-2926 or Duncan Moodie, Chief Financial Officer at (403) 539-4320.
Not for dissemination in the United States of America. This announcement is not an offer of Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.
Statements in this release which describe Petroflow’s intentions, expectations or predictions, or which relate to matters that are not historical facts are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Petroflow to be materially different from any future results, performances or achievements expressed in or implied by such forward-looking statements.